[Vascular Solutions Letterhead]


April 21, 2005

VIA EDGAR SUBMISSION
--------------------

Ms. Kate Tillan
Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza, Mail Stop 0306
450 Fifth Street NW
Washington DC, 20549

         Re:      Vascular Solutions, Inc.
                  Form 10-K for the fiscal year ended December 31, 2004, filed February 10, 2005
                  File No. 0-27605

Dear Ms. Tillan:

         Under cover of this letter, Dorsey & Whitney LLP, counsel to Vascular Solutions, Inc. (the "Company"), is transmitting a letter responding to the comments received by the Company from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), in a letter dated March 23, 2005 (the "Comment Letter"). As requested in the Comment Letter, the Company hereby acknowledges the following statements:

         o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

         o Staff comments, and changes made to the Company's disclosure in its filings in response to Staff comments, do not foreclose the Commission from taking any action with respect to the Company's filings; and

         o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions regarding the above, please contact the undersigned at (763) 656-4352.

                                             Very truly yours,

                                             /s/ James Hennen

                                             James Hennen
                                             Chief Financial Officer

                          [Dorsey & Whitney Letterhead]

                                                                TIMOTHY S. HEARN
                                                                         Partner
                                                                  (612) 340-7802
                                                              FAX (612) 340-8738
                                                            hearn.tim@dorsey.com


April 21, 2005

VIA EDGAR SUBMISSION
--------------------

Ms. Kate Tillan
Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza, Mail Stop 0306
450 Fifth Street NW
Washington DC, 20549

Re:      Vascular Solutions, Inc.
         Form 10-K for the fiscal year ended December 31, 2004, filed February 10, 2005
         File No. 0-27605

Dear Ms. Tillan:

         On behalf of Vascular Solutions, Inc., a Minnesota corporation (the "Company"), this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), in a letter dated March 23, 2005 (the "Comment Letter"). For ease of reference in this letter, the Commission's comments contained in the Comment Letter appear directly above the Company's response.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

Item 9A. Controls and Procedures - Page 32
------------------------------------------

Evaluation of Disclosure Controls and Procedures - Page 32
----------------------------------------------------------

         1.       Comment:

         WE NOTE YOUR DISCLOSURE THAT YOUR "THE CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER CONCLUDED THAT, AS OF THE END OF THE PERIOD COVERED BY THIS REPORT, [YOUR] DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE IN TIMELY ALERTING THEM TO THE MATERIAL INFORMATION RELATING TO [THE COMPANY] (OR [YOUR] CONSOLIDATED SUBSIDIARIES) REQUIRED TO BE INCLUDED IN THE REPORTS [YOU] FILE OR SUBMIT UNDER THE EXCHANGE ACT." THE LANGUAGE THAT IS CURRENTLY INCLUDED FOLLOWING YOUR CONCLUSION THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE APPEARS TO BE SUPERFLUOUS, SINCE THE MEANING OF "DISCLOSURE CONTROLS AND PROCEDURES" IS ESTABLISHED BY RULE 13A-15(E) OF THE EXCHANGE ACT. HOWEVER, IF YOU WISH TO INCLUDE THE DEFINITION OF DISCLOSURE CONTROLS AND PROCEDURES, PLEASE REVISE FUTURE FILINGS TO CLARIFY, IF TRUE, THAT YOUR OFFICERS HAVE CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED BY THE ISSUER IN THE REPORTS THAT IT FILES OR SUBMITS UNDER THE ACT IS RECORDED, PROCESSED, SUMMARIZED AND REPORTED, WITHIN THE TIME PERIODS SPECIFIED IN THE COMMISSION'S RULES AND FORMS AND TO ENSURE THAT INFORMATION

Securities and Exchange Commission
April 21, 2005
Page 2


REQUIRED TO BE DISCLOSED IN THE REPORTS THAT YOU FILE OR SUBMIT UNDER THE EXCHANGE ACT IS ACCUMULATED AND COMMUNICATED TO YOUR MANAGEMENT, INCLUDING YOUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER, TO ALLOW TIMELY DECISIONS REGARDING REQUIRED DISCLOSURE. REFER TO RULE 13A-15(E) OF THE EXCHANGE ACT.

         RESPONSE:

         As requested, the Company will revise its "Controls and Procedures" disclosure in future filings to reflect the Staff's comment.

Consolidated Financial Statements - Page 38
-------------------------------------------

Note 10 - Stock Options and Warrants - Page 55
----------------------------------------------

Warrants - Page 56
------------------

         2.       Comment:

         WE NOTE YOUR DISCLOSURE SHOWING THE OUTSTANDING WARRANTS AND THEIR RESPECTIVE EXPIRATION DATES. TELL US WHEN AND WHY THESE WARRANTS WERE ISSUED. ALSO, TELL US HOW YOU HAVE ACCOUNTED FOR THESE WARRANTS IN YOUR FINANCIAL STATEMENTS. PLEASE ALSO REVISE FUTURE FILINGS AS APPROPRIATE TO ADDRESS OUR COMMENT.

         RESPONSE:

         In January and February 1997, the Company issued 1,500,000 shares of common stock at $1.50 per share, from which the Company received net proceeds of approximately $2,079,000. In connection with the sale of common stock, the Company granted warrants to the placement agent to purchase a total of 100,000 shares of common stock at an exercise price of $1.50 per share. The warrants expire in January and February 2007. As of December 31, 2004, 94,900 of these warrants remained outstanding. The warrants granted to the placement agent were valued as part of the common stock issuance and the value of the warrants was included in additional paid in capital.

         In December 1997, the Company issued 680,000 shares of common stock at $3.00 per share, from which the Company received net proceeds of approximately $1,790,000. In connection with the sale of common stock, the Company granted warrants to the placement agent to purchase a total of 68,000 share of common stock at an exercise price of $3.00 per share. The warrants expire in December 2007. As of December 31, 2004, 68,000 of these warrants remained outstanding. The warrants granted to the placement agent were valued as part of the common stock issuance and the value of the warrants was included in additional paid in capital.

Securities and Exchange Commission
April 21, 2005
Page 3


         As requested, the Company will revise its future filings to include information regarding how and why these warrants were issued and how they have been accounted for in the financial statements.



FORM 8-K DATED JANUARY 27, 2005

Exhibit 99.1
------------

         3.       Comment:

         WE DO NOT BELIEVE THAT THE PRESENTATION OF A NON-GAAP STATEMENT OF OPERATIONS IS APPROPRIATE UNLESS ALL DISCLOSURES REQUIRED BY ITEM 10(E)(1)(I) OF REGULATION S-K ARE INCLUDED FOR EACH SEPARATE NON-GAAP MEASURE. PLEASE DELETE THIS PRESENTATION FROM ALL FUTURE FORMS 8-K. IF YOU CONTINUE TO PRESENT NON-GAAP INFORMATION, ITEM 2.02 OF FORM 8-K REQUIRES THAT DISCLOSURES "FURNISHED" INCLUDE INFORMATION THAT COMPLIES WITH THE DISCLOSURE REQUIREMENTS OF ITEM 10(E)(1)(I) OF REGULATION S-K. ACCORDINGLY, IN ADDITION TO THE RECONCILIATION FOR EACH NON-GAAP MEASURE, YOU MUST ALSO PROVIDE STATEMENTS DISCLOSING THE REASONS WHY MANAGEMENT BELIEVES PRESENTATION OF THE INDIVIDUAL NON-GAAP MEASURES PROVIDE USEFUL INFORMATION TO INVESTORS REGARDING YOUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THOSE DISCLOSURES SHOULD BE SPECIFIC AND SUBSTANTIVE TO EACH INDIVIDUAL MEASURE. PLEASE CONFIRM THAT YOU WILL REVISE YOUR FORMS 8-K IN FUTURE PERIODS TO PROVIDE ALL OF THE DISCLOSURES REQUIRED BY ITEM 10(E)(1)(I) FOR EACH NON-GAAP MEASURE PRESENTED. PROVIDE US WITH A FULL SAMPLE OF YOUR PROPOSED DISCLOSURE.

         RESPONSE:

         In response to this comment and comment no. 4 below, the Company will revise its Forms 8-K in future periods to include all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K for each non-GAAP measure provided. On Thursday, April 14, 2005 the Company filed a Form 8-K which furnished pursuant to Item 2.02 the Company's earnings release for the quarter ended March 31, 2005. The Company's new approach to the presentation of non-GAAP measures is reflected in that release. More specifically, the Company's latest press release reflects three principle changes from its prior practice:

         o First, the non-GAAP measure is identified in the second paragraph of the press release (see below) as "adjusted net income:"

                  "The company's net loss for the first quarter was $289,000 or $0.02 per share, improving from a net loss of $1,499,000 or $0.11 per share in the first quarter of 2004. During the first quarter the company incurred $486,000 in expenses related to the development and qualification of a new supply of thrombin, a primary component of its hemostatic products. The thrombin

Securities and Exchange Commission
April 21, 2005
Page 4


                  qualification work and expenses are expected to be completed by the end of 2006. Excluding these thrombin qualification expenses, the company achieved adjusted net income of $197,000 in the first quarter.

         o Second, the "Special Charges" and "As Adjusted" columns have been deleted from the income statement presented in the press release.

         o Third, a new paragraph under the heading "Use of Non-GAAP Measures" (see below) has been added to the press release which includes the additional disclosures requested by the Staff in comments no. 3 and 4:

                  USE OF NON-GAAP MEASURES
                  ------------------------

                  Management uses non-GAAP measures to establish operational goals, and believes that non-GAAP measures may assist investors in analyzing the underlying trends in the Company's business over time. Investors should consider these non-GAAP measures in addition to, not as a substitute for or as superior to, financial reporting measures prepared in accordance with GAAP. In this press release, the Company has reported a non-GAAP measure called adjusted net income which excludes certain expenses relating to the qualification of a new supply of thrombin. On October 18, 2004, the Company entered into a supply agreement with Sigma-Aldrich Fine Chemicals for the development, manufacture and supply of bulk thrombin for use in the Company's hemostatic products. The Company estimates that the development and qualification of this new supply of thrombin will take approximately two years to complete, with estimated expenditures through the end of 2006 expected to be approximately $3.7 million in operating expenses, $3.0 million in inventory purchases (in addition to inventory purchased from the current supplier of thrombin) and $0.4 million in capital equipment purchases. Management believes that although the qualification expenses are a recurring cost it is useful to exclude them from net income given the short duration of these expenses and the expectation that similar expenses will not need to be incurred for the foreseeable future. Management uses the adjusted net income measure in its internal analysis and review of operational performance. Management includes the thrombin qualification expenses as well as the related inventory and capital equipment purchases in its cash projections. Management believes that this adjusted net income measure provides investors with useful information in comparing

Securities and Exchange Commission
April 21, 2005
Page 5


                  the Company's performance over different periods, particularly when comparing this period to periods in which the Company did not incur any expenses relating to the qualification of its new thrombin supply. By using this non-GAAP measure management believes that investors get a better picture of the performance of the Company's underlying business. Management encourages investors to review the Company's net income prepared in accordance with GAAP to understand the Company's performance taking into account all relevant factors, including those that may only occur from time to time but have a material impact on the Company's financial results.

         4.       Comment:

         YOUR REVISED DISCLOSURES RELATED TO THE NON-GAAP MEASURES INCLUDED IN FORM 8-K/A FILED ON JANUARY 27, 2005 DO NOT INCLUDE ALL OF THE DISCLOSURES REQUIRED BY PARAGRAPH (E)(1)(I) OF ITEM 10 OF REGULATION S-K AND QUESTION 8 OF THE FAQ REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES DATED JUNE 13, 2003. PLEASE REVISE TO SPECIFICALLY INCLUDE A DISCUSSION, IN SUFFICIENT DETAIL, OF THE FOLLOWING FOR EACH NON-GAAP MEASURE:

         o THE SUBSTANTIVE REASONS WHY MANAGEMENT BELIEVES EACH NON-GAAP MEASURE PROVIDES USEFUL INFORMATION TO INVESTORS;

         o THE SPECIFIC MANNER IN WHICH MANAGEMENT USES EACH NON-GAAP MEASURE TO CONDUCT OR EVALUATE ITS BUSINESS;

         o THE ECONOMIC SUBSTANCE BEHIND MANAGEMENT'S DECISION TO USE EACH MEASURE; AND

         o THE MATERIAL LIMITATIONS ASSOCIATED WITH THE USE OF EACH NON-GAAP MEASURE AS COMPARED TO THE USE OF THE MOST DIRECTLY COMPARABLE GAAP MEASURE AND THE MANNER IN WHICH MANAGEMENT COMPENSATES FOR THESE LIMITATIONS WHEN USING THE NON-GAAP MEASURE.

         YOUR CURRENT DISCLOSURES ARE GENERIC AND VAGUE AND DO NOT PROVIDE THE READER SUFFICIENT INFORMATION TO UNDERSTAND EACH NON-GAAP MEASURE. YOUR REVISED DISCLOSURE SHOULD ALSO ADDRESS WHY YOU BELIEVE A MEASURE THAT EXCLUDES THROMBIN EXPENSES, WHICH YOU HAVE DISCLOSED WILL BE RECURRING OVER THE NEXT TWO YEARS, IS USEFUL TO INVESTORS.

         RESPONSE:

         See response to comment no. 3 above.

Securities and Exchange Commission
April 21, 2005
Page 6


         For your convenience, we are sending to your attention three courtesy copies of this letter. If you have any questions regarding this letter, please feel free to contact me at (612) 340-7802, or, in my absence, Amy Schneider at
(612) 340-2971.

Very truly yours,

/s/ Timothy S. Hearn

Timothy S. Hearn


cc:   James Hennen, Vascular Solutions, Inc.